Exhibit 1.1

Lima, July 12, 2021

PERUVIAN SECURITIES COMMISSION (SUPERINTENDENCIA DEL MERCADO DE VALORES)

Atention	:	Mr. Alix Godos
General Commission of Conduct Supervision (Intendencia General de Supervisión de Conductas)

Reference	:	Communication No. 2715-2021-SMV/11.1 dated as of July 8,
2021. File No. 2021025815

Dear Sirs,

We address this letter to you in connection with the communication referenced above (the “Communication”), by means of which the Peruvian Securities Commission (Superintendencia del Mercado de Valores) required us to clarify certain aspects related to the valuation analysis which is referred to in the report of the board of directors of Aenza S.A.A. dated as of June 24, 2021 (the “Report”).

The following are our responses to the Communication:

1.

According to the Communication, the Peruvian Securities Commission interprets that Aenza S.A.A. (“Aenza”) has not disclosed the information referred to in numeral 24 of Annex 1 of the Relevant Information Communication (hechos de importancia) and Reserved Information Rules, approved by the Peruvian Securities Commission Resolution No. 005-2014-SMV/01 (the “Rules”), which sets forth that:

“24. Valuation reports made by specialized companies, audit companies, banks, investment banks, or persons in connection with or in the context of public offerings of securities or due diligence.”

2.	Aenza did not engage Ernst & Young Asesores Empresariales S. Civil de R.L. (“EY”) to issue a valuation report in connection with the requirements of numeral 24 of Annex 1 of the Rules.

Rather, once the board of directors of Aenza was informed in November 2019 of the intention of IG4 Capital (“IG4”) to undertake a tender offer (the “Tender Offer”), the board of directors of Aenza, in exercising its due care, requested EY to perform a valuation analysis of Aenza for use as an internal working document and as the basis for a potential valuation of Aenza by the board of directors in the event that IG4 launched the Tender Offer. The board of directors of Aenza considered that having a reference valuation of Aenza could assist the board in issuing an opinion with respect to the Tender Offer.

Since the engagement of EY involved performing a valuation analysis and did not involve preparing any valuation report subject to disclosure obligations under the Rules, Aenza and EY entered into a confidentiality agreement in connection with such engagement.

3.	The purpose for which Aenza engaged a financial advisor was not the preparation of a valuation report.

Rather, Aenza engaged its financial advisor to make an assessment of the financial plan that was being prepared by Aenza, which would be subsequently presented to the general meeting of shareholders of Aenza. Due to the nature of the engagement of the financial advisor, the financial advisor needed to review and acquire an understanding of the valuation analysis made by EY. Since several months had elapsed since the date on which EY had prepared the valuation analysis, such analysis was reasonably updated to facilitate the financial advisor’s diligent work on the financial plan. The financial plan was presented to and approved by the general meeting of shareholders of Aenza dated November 2, 2020, which was disclosed by means of a formal statement (hecho de importancia) dated the same date.

4.

Considering the above and the obligation of the board of directors of Aenza to issue a report in the event the Tender Offer was launched pursuant to article 15 of the Tender Offer Regulations of Peru, approved by Comisión Nacional Supervisora de Empresas y Valores (CONASEV) Resolution No. 009-2006-EF-94.10 (the “Peru Tender Offer Regulations”), it is the understanding of Aenza that the information referred to herein should be used and the existence of the analysis disclosed when the report of the board of directors of Aenza is issued, since it allows the board to compare the analysis with the terms and conditions of the Tender Offer. The report of the board of directors must be issued within seven (7) business days from the date on which the Tender Offer is effective, pursuant to the Peru Tender Offer Regulations. Given this short deadline, and that a valuation analysis with respect to a company such as Aenza takes approximately four (4) to six (6) weeks, the board of directors of Aenza requested the valuation analysis to be prepared in advance, so that the board could assess diligently the terms and conditions of the Tender Offer and the interests of the shareholders of Aenza, and issue a substantiated report.

5.

Additionally, the board of directors of Aenza hereby confirms that it did not request the preparation of the valuation analysis as part of any due diligence made by IG4, and that the analysis was not disclosed to any third parties. In fact, the access to such information was limited to the board of directors and the management of Aenza. Consistent with what Aenza has previously stated to the Peruvian Securities Commission (Superintendencia del Mercado de Valores), Aenza only provided public information to IG4.

6.

In addition, it is important to consider that the disclosure of a valuation analysis (or its updating) prior to a tender offer would be inconsistent with the purpose of protecting the interest of the shareholders pursued by the Peru Tender Offer Regulations because any premature disclosure, that is prior to the publication of the tender offer, could be used by the offeror as a cap on its offer price which would negatively impact Aenza’s shareholders. For this reason, Aenza believes, as previously mentioned, that the correct moment to disclose the value analysis is within the board report because at that moment such disclosure will not unduly influence on the offer price.

7.

Finally, Annex I of the Rules does not require that Aenza disclose any engagement of a third party to perform a valuation analysis, therefore, the engagements of EY and the financial advisor do not qualify as relevant information communications (hechos de importancia), especially considering the aforementioned potential alteration on the price of the Tender Offer.

With no other matter to address, we remain at your disposal.

Respectfully,

/s/ Luis Díaz Olivero
Chief Executive Officer
Aenza S.A.A.